SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 7)*

Anacor Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

032420101

(CUSIP number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

(Continued on the following pages)

(Page 1 of 25 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)	NAMES OF REPORTING PERSONS Rho Ventures IV (QP), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,567,892 (2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,567,892 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,567,892 (2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (3)
(14)	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13D is filed by Rho Ventures IV (QP), L.P. (“RV QP”), Rho Ventures IV, L.P. (“RV IV”), Rho Ventures IV GmbH & Co Beteiligungs KG (“RV KG”), Rho Ventures IV Holdings LLC (“RV IV Holdings”), Rho Capital Partners Verwaltungs GmbH (“RCP GmbH”) and Rho Management Ventures IV, L.L.C. (“RMV,” together with RV QP, RV IV, RV KG, RV IV Holdings and RCP GmbH, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

1.	NAMES OF REPORTING PERSONS Rho Ventures IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,567,892 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (3)
14.	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

1.	NAMES OF REPORTING PERSONS Rho Ventures IV GmbH & Co Beteiligungs KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,567,892 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

1.	NAMES OF REPORTING PERSONS Rho Ventures IV Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,567,892 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

1.	NAMES OF REPORTING PERSONS Rho Capital Partners Verwaltungs GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,567,892 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

1.	NAMES OF REPORTING PERSONS Rho Management Ventures IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,567,892 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

1.	NAMES OF REPORTING PERSONS Mark Leschly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 92,010 (4)
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 92,010 (4)
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,902 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.
(4)	This total (i) excludes 414 shares of Common Stock held in trusts for the benefit of Leschly’s children, over which Leschly has no investment control (the “Leschly Trust Shares”) and (ii) includes options to buy 81,250 shares of Common Stock, which are presently exercisable or exercisable within sixty days of February 5, 2014. Leschly disclaims beneficial ownership of the Leschly Trust Shares.

1.	NAMES OF REPORTING PERSONS Habib Kairouz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,777 (4)
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 10,777 (4)
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,669 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.
(4)	Excludes 398 shares of Common Stock held in a trust for the benefit of Kairouz’s children, over which Kairouz has no investment control (the “Kairouz Trust Shares”). Kairouz disclaims beneficial ownership of the Kairouz Trust Shares.

1.	NAMES OF REPORTING PERSONS Joshua Ruch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 651,235
	8.	SHARED VOTING POWER 1,567,892 (2)
	9.	SOLE DISPOSITIVE POWER 651,235
	10.	SHARED DISPOSITIVE POWER 1,567,892 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,219,127 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 379,771shares of Common Stock held by RV IV Holdings; (ii) 100,748 shares of Common Stock held by RV IV; (iii) 532,466 shares of Common Stock held by RV QP; and (iv) 554,907 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

Introduction

This Amendment No. 7 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed on December 10, 2010, as amended by Amendment No. 1 to Schedule 13D, filed on October 25, 2011, Amendment No. 2 to Schedule 13D, filed on February 15, 2012, Amendment No. 3 to the Schedule 13D, filed on October 19, 2012, Amendment No. 4 to the Schedule 13D, filed on May 2, 2013, Amendment No. 5 to the Schedule 13D, filed on October 31, 2013 (“Amendment No. 5”), and Amendment No. 6 to the Schedule 13D, filed on November 13, 2013 (“Amendment No. 6”) by the Reporting Persons (the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share of the Issuer (the “Shares”) beneficially owned by the Reporting Persons. This Amendment No. 7 is being filed to amend and supplement Items 5 and 7 of the Schedule 13D to reflect changes in the Reporting Persons’ beneficial ownership for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as a result of in kind pro rata distributions by RV IV Holdings, RV IV, RV IV QP and RV IV KG to their respective partners. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM  5. Interest in Securities of the Issuer.

(a) and (b).

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage Of Class (2)
RV IV Holdings	379,771	0	1,567,892	0	1,567,892	1,567,892	3.8%
RV IV	100,748	0	1,567,892	0	1,567,892	1,567,892	3.8%
RV QP	532,466	0	1,567,892	0	1,567,892	1,567,892	3.8%
RV KG	554,907	0	1,567,892	0	1,567,892	1,567,892	3.8%
RCP GmbH	0	0	1,567,892	0	1,567,892	1,567,892	3.8%
RMV	0	0	1,567,892	0	1,567,892	1,567,892	3.8%
Leschly (3)	92,010	92,010	1,567,892	92,010	1,567,892	1,659,902	4.1%
Kairouz	10,777	10,777	1,567,892	10,777	1,567,892	1,578,669	3.9%
Ruch	651,235	651,235	1,567,892	651,235	1,567,892	2,219,127	5.4%

(1)	Leschly, Kairouz and Ruch serve as managing members of RMV and managing directors of RCP GmbH. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly. Leschly, Kairouz and Ruch have voting and investment control over the Shares owned by RV IV Holdings, RV IV, RV QP and RV KG, and may be deemed to beneficially own the Shares held by RV IV Holdings, RV IV, RV QP and RV KG.
(2)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s Common Stock outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013 filed with the Securities and Exchange Commission on November 8, 2013.
(3)	Includes options to buy 81,250 shares of Common Stock, which are presently vested and exercisable or will become vested and exercisable within 60 days.

(c)  Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is as follows:

Date	Number and Type of Security Acquired/Disposed(1)	Price Per Security($)
2/3/2014	2,500,000 Common Stock Disposed (2)	$0
2/3/2014	7,547 Common Stock Acquired (3)	$0
2/3/2014	7,559 Common Stock Acquired (4)	$0
2/3/2014	486,159 Common Stock Acquired (5)	$0
(1)	The transactions were effected through in kind pro rata distributions by RV IV Holdings, RV IV, RV QP and RV KG to their respective partners without consideration (the “Distribution”).
(2)	Reflects the aggregate distributed Shares in the Distribution.
(3)	Reflects Shares distributed to Leschly in the Distribution.
(4)	Reflects Shares distributed to Kairouz in the Distribution.
(5)	Reflects Shares distributed to Ruch in the Distribution, including 403,910 Shares distributed to accounts over which Ruch has voting and dispositive control (but no economic interest).

(d) Not applicable.

(e) Not applicable.

ITEM  7.   Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Power of Attorney (incorporated by reference to the Schedule 13D as filed with the Securities and Exchange Commission on October 31, 2013).

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014

RHO VENTURES IV (QP), L.P. RHO VENTURES IV, L.P.

By	its General Partner, Rho Management Ventures IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO MANAGEMENT VENTURES IV, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

By	its General Partner, Rho Capital Partners Verwaltungs GmbH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV HOLDINGS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Mark Leschly

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Joshua Ruch

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Power of Attorney (incorporated by reference to the Schedule 13D as filed with the Securities and Exchange Commission on October 31, 2013).

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 5, 2015

RHO VENTURES IV (QP), L.P. RHO VENTURES IV, L.P.

By	its General Partner, Rho Management Ventures IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO MANAGEMENT VENTURES IV, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

By	its General Partner, Rho Capital Partners Verwaltungs GmbH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

RHO VENTURES IV HOLDINGS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Mark Leschly

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Attorney-in-Fact for Joshua Ruch